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                                                                    EXHIBIT 99.9


   INSTRUCTIONS BOOKLET FOR ADS RIGHTS CERTIFICATES REPRESENTING ADS RIGHTS OF
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

         Your ADS rights certificate contains sections related to the choices available to you regarding your primary and secondary ADS rights (collectively, the "ADS rights"). The terms of the ADS rights are fully described in the Prospectus Supplement, dated September 14, 2002, to the Prospectus, dated March 19, 2001 (collectively, the "Prospectus"), enclosed herewith. The following instructions are intended solely to assist you in completing your ADS rights certificate. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus or the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

         If you have special instructions for Citibank, N.A., as ADS rights agent, which cannot be included in the ADS rights certificate, you should send a letter setting forth such instructions to the ADS rights agent with your ADS rights certificate. In all cases you should include your daytime telephone number in the space provided in the ADS rights certificate (in case the ADS rights agent needs to contact you for further information), and you should complete the Substitute Form W-9 enclosed with the ADS rights certificate.

                                   ADS RIGHTS

         You may exercise your ADS rights only upon the terms described in the Prospectus. Please refer to the Prospectus for a description of the offering and your ADS rights. The number of primary ADS rights distributed to you is imprinted on your ADS rights certificate. One (1) primary ADS right will entitle you to subscribe for one (1) new ADS. THE EXERCISE OF ADS RIGHTS IS IRREVOCABLE AND MAY NOT BE CANCELLED OR MODIFIED.

         In the event that any ordinary shares are not subscribed for pursuant to the exercise of primary rights and if you have exercised all of your primary ADS rights, you will have the opportunity to apply to subscribe for additional new ordinary shares in the form of ADSs by specifying an additional number of ADSs you would like to be allocated in the appropriate place on the ADS rights certificate. If the aggregate number of additional new ordinary shares available for subscription pursuant to the secondary ADS rights and secondary ordinary share rights equals or exceeds the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of secondary ADS rights and secondary ordinary share rights, you will receive the number of additional new ordinary shares in the form of ADSs indicated in your application. If the aggregate number of additional new ordinary shares available for subscription is less than the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of secondary rights and you have applied to subscribe for new ordinary shares pursuant to the exercise of secondary ADS rights, you will be allocated additional new ordinary shares in the form of ADSs in accordance with the customary practice in Singapore.

         If you wish to exercise your secondary ADS rights, you must indicate the number of additional ADSs you wish to apply to subscribe for on a properly completed ADS rights certificate and make full payment for each additional ADS for which you are applying to subscribe in accordance with the payment provisions described in "To Exercise ADS Rights" below. In the event that you are allocated less than the number of additional new ADSs that you apply to subscribe for, the ADS rights agent will return any excess funds not applied to the subscription of additional new ADSs as soon as practicable after such allocation, net of amounts otherwise owed to the ADS rights agent in connection with the offering. A subscription for additional new ordinary shares in the form of ADSs is irrevocable and may not be cancelled or modified.



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                             TO EXERCISE ADS RIGHTS

         To validly subscribe for new ADSs, you will need to tender to the ADS rights agent US$ 6.00 for each new ADS you wish to subscribe for, which is 105% of the U.S. dollar equivalent of S$ 10.00 on August 30, 2002, in order to account for possible exchange rate fluctuation. The definitive ADS subscription price will be the U.S. dollar equivalent of the ordinary share subscription price of S$ 1.00, multiplied by ten (10), based on the noon buying rate in New York for cable transfers in Singapore dollars (as certified for customs purposes by the Federal Reserve Bank of New York) on October 7, 2002 (the "definitive ADS subscription price"). If the amount you pay to subscribe for each new ADS is more than the definitive ADS subscription price, the ADS rights agent will refund to you such aggregate excess in U.S. dollars without interest. If the amount you pay to subscribe for each ADS is less than the definitive ADS subscription price, the ADS rights agent will pay the amount of the deficiency to Chartered, which you will need to reimburse to the ADS rights agent together with interest and expenses prior to your receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount you pay to subscribe for each ADS is insufficient to cover, or exceeds, the definitive ADS subscription price.

         If you wish to exercise your ADS rights, you should:

         1. complete and sign the enclosed ADS rights certificate, indicating in the appropriate places the number of primary ADS rights you wish to exercise and, if you exercise all of your primary ADS rights and wish to apply to subscribe for additional new ordinary shares in the form of ADSs, the number of additional ADSs you wish to apply to subscribe for;

         2. obtain a U.S. dollar check drawn on a U.S. bank or bank draft made payable to the order of "Citibank, N.A. -- Chartered ADS Rights Offering" for the full amount payable for all new ADSs you are subscribing for and, if applicable, additional new ordinary shares in the form of new ADSs, you are applying to subscribe for, upon the exercise of your primary and secondary ADS rights (in each case being US$ 6.00 for each new ADS); and

         3. deliver the completed and signed ADS rights certificate and proper payment for the full amount payable for the total number of new ADSs subscribed for, including any additional new ordinary shares in the form of ADSs applied to be subscribed for pursuant to the exercise of the secondary ADS rights, to the ADS rights agent at one of the addresses set forth below under the heading "Contact and Mailing Information".

         ALL DOCUMENTS AND FULL PAYMENT MUST BE RECEIVED BY THE ADS RIGHTS AGENT BEFORE THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD AT ONE OF THE ADDRESSES SET FORTH BELOW UNDER THE HEADING "CONTACT AND MAILING INFORMATION". ANY EXERCISE OF ADS RIGHTS IS EFFECTIVE ONLY WHEN RECEIVED BY THE ADS RIGHTS AGENT. YOUR EXERCISE OF ADS RIGHTS IS IRREVOCABLE AND MAY NOT BE CANCELLED OR MODIFIED. DEPOSITS IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT.

         You will elect the method for delivery of the completed ADS rights certificate and payment to the ADS rights agent of the amount payable for the new ADSs for which you subscribe for and, if applicable, the additional new ordinary shares in the form of ADSs for which you apply to subscribe, and you will bear any risk associated therewith. If you send ADS rights certificates or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent before the expiration of the ADS subscription period. In order to ensure timely delivery to the ADS rights agent, you may wish to consider the use of an overnight courier.

         If you exercise less than all of the ADS rights evidenced by your ADS rights certificate by so indicating thereon, the ADS rights agent will either
(i) if you so indicate on your ADS rights

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certificate, issue to you a new ADS rights certificate evidencing all unexercised ADS rights, (ii) if you so indicate on your ADS rights certificate, attempt to sell such unexercised ADS rights for you prior to the expiration of the ADS subscription period, or (iii) if you so indicate on your ADS rights certificate, issue a new ADS rights certificate evidencing ADS rights to a designated transferee. If no such indication is made, your unexercised ADS rights will become void upon the expiration of the ADS subscription period and will have no further value. If you choose to have a new ADS rights certificate sent to a designated transferee, please note that any such ADS rights certificate may not be received in sufficient time to permit a designated transferee to instruct the sale or exercise of the ADS rights evidenced thereby. New ADS rights certificates will not be issued after October 2, 2002. The ADS rights agent will charge an ADS holder customary fees and expenses, including depositary fees, for selling ADS rights (up to US$ 0.02 per ADS right sold). Unexercised ADS rights will become void and will have no further value upon expiration of the ADS subscription period.

         If you do not indicate the number of new ADSs to be subscribed for on the ADS rights certificate, or if you indicate a number of new ADSs that does not agree with the amount of proper payment you delivered, you will be deemed to have subscribed for the maximum number of whole ADSs that may be subscribed for by the payment you delivered. The ADS rights certificate only evidences ADS rights and does not grant any rights or impose any obligations not granted or imposed pursuant to the express terms of the ADS rights offering described in the Prospectus.

            EXCHANGE OF ADS RIGHTS FOR PRIMARY ORDINARY SHARE RIGHTS

         ADS rights may be converted only into primary ordinary share rights. Upon exchange of your ADS rights into primary ordinary share rights, the corresponding secondary ADS rights will lapse. For assistance in effecting a conversion, you should contact a bank, broker or other professional advisor. Conversions may take up to three business days to complete. If you intend to effect a conversion you should initiate the conversion process in ample time to ensure that the conversion is completed before the expiration of the ordinary share rights trading period, the ADS subscription period or the ordinary share subscription period, as applicable.

         In order to convert an ADS right into a primary ordinary share right prior to the expiration of trading of the ordinary share rights on the Singapore Exchange, the ADS depositary must receive your request for conversion by 5:00 p.m. (New York City time), on September 30, 2002. The trading of ordinary share rights on the Singapore Exchange ends at 5:00 p.m. (Singapore time) on October 1, 2002 and the ordinary share subscription period expires at 4:45 p.m. (9:30 p.m. for electronic applications) (Singapore time) on October 7, 2002. The transaction costs, if any, incurred in effecting conversions are your responsibility.

                              EXERCISE THROUGH DTC

         ADS rights received through DTC must be exercised through the applicable DTC system. Payment for new ADSs subscribed for (including any additional new ADSs for which an application to subscribe is made pursuant to secondary ADS rights) must be received by the ADS rights agent via DTC prior to the expiration of the ADS subscription period. Any exercise of primary ADS rights or application to subscribe for additional new ADSs pursuant to secondary ADS rights is irrevocable and may not be cancelled or modified.

                               TO SELL ADS RIGHTS

         If you wish to instruct the ADS rights agent to attempt to sell some or all of your ADS rights you should:

         1. complete and sign the enclosed ADS rights certificate, indicating in the appropriate place, the number of ADS rights you wish to sell; and

         2. deliver the completed and signed ADS rights certificate to the ADS rights agent at one of the addresses set forth below under the heading "Contact and Mailing Information".



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         If you wish to instruct a sale of ADS rights, your duly completed ADS rights certificate must be delivered to the ADS rights agent no later than 5:00 p.m. (New York City time) on October 2, 2002 so as to enable the ADS rights agent to execute the sale order prior to 5:00 p.m. (New York City time) on October 4, 2002. The ADS rights agent will charge an ADS holder customary fees and expenses, including depositary fees (up to US$ 0.02 per ADS right sold), for selling ADS rights. A check representing the proceeds of any ADS rights sold (after deduction of applicable depositary fees (up to US$ 0.02 for ADS right sold), taxes and expenses) will be sent to the holder of such ADS rights after the expiration of the ADS rights subscription period. The net sale proceeds for the ADS rights sold will be calculated on the basis of the net weighted average of all sales of ADS rights by the ADS rights agent during the ADS subscription period. The execution of sale orders will be subject to the terms and conditions described in the Prospectus.

                     TO TRANSFER YOUR ADS RIGHTS CERTIFICATE

         If you wish to transfer all or a portion of the ADS rights represented by your ADS rights certificate, you should:

         1. complete and sign the enclosed ADS rights certificate indicating in the appropriate places the number of ADS rights you wish to transfer;

         2. arrange for your signature to be guaranteed a commercial bank, trust company, securities broker/dealer, credit union, or savings association participating in a Medallion Program approved by the Securities Transfer Association, Inc. (each of the foregoing being an "eligible institution"); and

         3. deliver the completed, signed and medallion guaranteed ADS rights certificate to the ADS rights agent at one of the addresses set forth below under the heading "Contact and Mailing Information".

         If you wish to transfer your ADS rights certificate, the duly completed, signed and medallion guaranteed ADS rights certificate must be delivered to the ADS rights agent with sufficient time to execute the requested transfer prior to 5:00 p.m. (New York City time) on October 2, 2002.

         If your ADS rights certificate has been properly endorsed for transfer, the transferee will be able to exercise the ADS rights evidenced by the ADS rights certificate. As the result of delays in the mail, the necessary processing time and other factors, you or your transferee may not receive the new ADS rights certificates in time to enable the holder of the ADS rights to complete a sale or exercise by the expiration of the ADS subscription period. Neither Chartered nor the ADS rights agent will be liable to either a transferor or transferee for any such delays.

                             UNEXERCISED ADS RIGHTS

         ADS rights which are not exercised prior to the expiration of the ADS subscription period shall become void and will have no further value.

                          NOTICE OF GUARANTEED DELIVERY

         If you wish to exercise your ADS rights and time will not permit your ADS rights certificate to reach the ADS rights agent before the expiration of the ADS subscription period, you should deliver on or before 5:00 p.m. (New York City time) on October 4, 2002, proper payment for all new ADSs that you have subscribed for or applied to subscribe for and a properly completed and executed notice of guaranteed delivery, which may be sent by facsimile by an eligible institution, irrevocably guaranteeing that your ADS rights will be received by the ADS rights agent by 5:00 p.m. (New York City time) on October 9, 2002.



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                             SIGNATURE REQUIREMENTS

         All signatures on any ADS rights certificate, if by the registered owner, must correspond exactly with the name appearing on the ADS rights certificate in every respect, without alteration or any change whatsoever, or if on behalf of the registered owner by an attorney, executor, administrator, guardian or other fiduciary or by a duly authorized officer of a corporation, must be accompanied by proper evidence of the signatory's authority to act in such capacity.

         IN ALL CASES YOUR DAYTIME TELEPHONE NUMBER SHOULD BE INCLUDED IN THE SPACE INDICATED ON YOUR ADS RIGHTS CERTIFICATE SO THAT, IF NECESSARY, THE ADS RIGHTS AGENT MAY CALL YOU FOR FURTHER INSTRUCTIONS.

         Your signature must be guaranteed by an eligible institution in the space provided on the ADS rights certificate if you wish to transfer any of your ADS rights.

             TAXPAYER IDENTIFICATION NUMBER AND SUBSTITUTE FORM W-9

         If you decide to (i) subscribe for all or a portion of the ADS rights evidenced by your ADS rights certificate, (ii) sell all or a portion of the ADS rights evidenced by your ADS rights certificate or (iii) transfer a portion of or all of the ADS rights evidenced by your ADS rights certificate, you should provide the ADS rights agent with your correct Taxpayer Identification Number ("TIN") (which is your Social Security number if you are not a corporation, partnership or other entity) on the Substitute Form W-9 enclosed with the ADS rights certificate. Failure to provide a duly completed Substitute Form W-9 may subject you to the applicable rate of back-up U.S. Federal income tax withholding with respect to funds to be remitted to you in respect of ADS rights sold or distributions made in respect of the new ADSs.

                                TAX CONSEQUENCES

         See the description set forth in the Prospectus under the heading "Taxation" for information concerning tax consequences pertaining to the above transactions.

                               METHOD OF DELIVERY

THE METHOD OF DELIVERY OF ADS RIGHTS CERTIFICATES AND PROPER PAYMENT FOR ANY NEW ADS THAT YOU SUBSCRIBE FOR OR APPLY TO SUBSCRIBE FOR TO THE ADS RIGHTS AGENT WILL BE AT YOUR ELECTION AND RISK. IF SENDING BY MAIL, YOU ARE URGED TO SEND ADS RIGHTS CERTIFICATES AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE ADS RIGHTS AGENT BY 5:00 P.M. (NEW YORK CITY TIME) ON October 4, 2002 (FOR SUBSCRIPTIONS, AND SUCH OTHER DATES AND TIMES REFERRED TO ABOVE FOR OTHER PURPOSES). DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT. YOU MAY WANT TO MAKE USE OF AN OVERNIGHT COURIER TO ENSURE TIMELY DELIVERY TO THE ADS RIGHTS AGENT.

                                 IRREGULARITIES

         All questions concerning the timeliness, validity, form and eligibility of any exercise of ADS rights will be determined by Chartered, whose determinations will be final and binding. Chartered, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any ADS right. ADS rights certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Chartered determines, in its sole discretion. Neither


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Chartered nor the ADS rights agent will be under any duty to give notification of any defect or irregularity in connection with the submission of ADS rights certificates or incur any liability for failure to give such notification.

                         CONTACT AND MAILING INFORMATION

         Any questions you may have should be addressed as promptly as possible to your bank, broker or other advisor or to the ADS holder helpline, toll-free telephone +1 (866) 807-3084 (Monday to Friday 9:00 a.m. to 8:00 p.m., New York City time) or (banks and brokers only) +1 (212) 440-9800 (Monday to Friday 9:00 a.m. to 5:00 p.m., New York City time).

         The address of the ADS rights agent is as follows:

     By Courier:               By Mail:                      By Hand:
   CITIBANK, N.A.           CITIBANK, N.A.                CITIBANK, N.A.
  Corporate Actions        Corporate Actions          c/o Securities Transfer
 40 Campanelli Drive        P.O. Box 43034         and Reporting Services, Inc.
 Braintree, MA 02184   Providence, RI 02940-3034      Attn: Corporate Actions
                                                      100 Williams Street --
                                                             GALLERIA
                                                        New York, NY 10038

DELIVERY OF THE ADS RIGHTS CERTIFICATE OR THE NOTICE OF GUARANTEED DELIVERY OR ANY OTHER DOCUMENT OR PAYMENT TO AN ADDRESS OTHER THAN ONE OF THE ADDRESSES SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.


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